UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	08 June 2026 - “Transactions in Own Shares”

99.1

Haleon plc: Aggregated information - transactions in own shares

8 June 2026: Haleon plc (the "Company" or "Haleon") today announces the purchase of 16,585,448 ordinary shares of £0.01 each in the Company (the "Shares") for cancellation under its share buyback programme announced on 12 March 2026.

	London Stock Exchange	CBOE (UK)/BXE	CBOE (UK)/CXE	Aquis
Date of purchase:	1 June 2026
Number of Shares purchased:	3,673,823	2,784,141	884,017	438,324
Highest price paid per Share (p):	334.1000	333.9000	334.1000	333.6000
Lowest price paid per Share (p):	327.1000	326.9000	329.3000	330.5000
Volume weighted average price paid per Share (p):	329.6854	329.5691	331.8523	332.1204
Date of purchase:	2 June 2026
Number of Shares purchased:	3,592,476	1,992,902	893,149	445,097
Highest price paid per Share (p):	327.5000	327.1000	327.5000	326.6000
Lowest price paid per Share (p):	319.9000	319.9000	320.4000	321.2000
Volume weighted average price paid per Share (p):	322.0103	321.7628	323.3163	323.6575
Date of purchase:	3 June 2026
Number of Shares purchased:	1,750,781	45,821	48,613	35,602
Highest price paid per Share (p):	323.0000	323.0000	323.0000	323.0000
Lowest price paid per Share (p):	317.9000	319.2000	319.2000	319.2000
Volume weighted average price paid per Share (p):	320.4053	320.8002	321.0249	320.8212
Date of purchase:	4 June 2026
Number of Shares purchased:	113	189	179	221
Highest price paid per Share (p):	324.0000	324.0000	324.0000	324.0000
Lowest price paid per Share (p):	324.0000	324.0000	324.0000	324.0000
Volume weighted average price paid per Share (p):	324.0000	324.0000	324.0000	324.0000
Date of purchase:	5 June 2026
Number of Shares purchased:	-	-	-	-
Highest price paid per Share (p):	-	-	-	-
Lowest price paid per Share (p):	-	-	-	-
Volume weighted average price paid per Share (p):	-	-	-	-

Following the settlement of the above, the Company's registered share capital is 8,842,752,346 ordinary shares of £0.01 each, of which 12,063,502 are held as treasury shares. Therefore, the number of ordinary shares with voting rights is 8,830,688,844 and this figure may be used by shareholders to determine if they are required to notify their interest, or a change to their interest, in Haleon under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades is available at the link below:

http://www.rns-pdf.londonstockexchange.com/rns/2770H_1-2026-6-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

This announcement and individual trade breakdown will also be available on the Company's website at: www.haleon.com/investors.

Enquiries
Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a consumer company that is solely focused on better everyday health. Our people, our brands, our research, our investment and our innovation are aimed at improving the everyday health of consumers. Our product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Our superior brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are trusted by more than one billion consumers and are recommended by health professionals around the world.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: June 08, 2026	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary